SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



            Entergy International Holdings Ltd. LLC
               __________________________________
               (Name of foreign utility company)



                      Entergy Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Mayer, Brown & Platt
Entergy Services, Inc.             1675 Broadway
639 Loyola Avenue                  New York, New York 10019-5840
New Orleans, Louisiana 70113

     Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy International Holdings Ltd. LLC ("EIH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy International Holdings Ltd. LLC
               c/o Entergy Services, Inc.
               P.O. Box 61000
               New Orleans, Louisiana 70161


     EIH, a direct wholly-owned subsidiary of Entergy, was organized for purposes of acquiring and holding Entergy's interests in FUCOs. EIH claims an exemption from the Act as a FUCO by virtue of its direct or indirect ownership interests in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

                         (1)   Entergy International Ltd. LLC
                         (successor to Entergy Power Development
                         International Corporation), a direct
                         wholly-owned subsidiary of EIH formed
                         to acquire and hold Entergy's interests
                         in the following FUCOs:

     (a) CitiPower Limited ("CitiPower"), a public utility engaged in the distribution of electricity in the State of Victoria, Australia. Entergy owns, indirectly through EIH and other FUCO subsidiaries, 100% of the voting securities of CitiPower. CitiPower's electric distribution network comprises sub-transmission (66 kv and below) and distribution assets, including approximately 37 zone substations and 4,321 transformer
installations.   The network is predominantly an overhead, wooden
poled distribution system comprising approximately 2,745 kilometers (kms) of high and low voltage overhead lines and 1,864 kms of high and low voltage underground cables. CitiPower's service territory covers approximately 157 total square kms of the suburban and metropolitan Melbourne areas. This area includes the municipalities of St. Kidda, Toorak, Camberwell, Balwyn, Brunswick, Thornbury and the Port of Melbourne.
CitiPower serves approximately 232,800 residential, commercial and industrial customers.

     (b) London Electricity plc ("London Electricity"), a "regional electric company" principally engaged in the business of generating, purchasing and selling electricity to approximately 2 million retail customers in a service territory covering the greater metropolitan area of London, England. Entergy owns, indirectly through EIH and other FUCO subsidiaries, 100% of the voting securities of London Electricity. The principal assets of London Electricity consist of electric distribution facilities. London Electricity also owns less that 1% of the capital shares of National Grid Holdings plc ("National Grid") which, through a subsidiary, owns and manages the national electric transmission system in England and Wales. London Electricity purchases substantially all of its electricity requirements from National Grid which, in turn, purchases electricity from a variety of sources. In addition, London Electricity has the following direct or indirect ownership interests in electric generating facilities: a 13.5% ownership interest in Barking Power Ltd., which owns a 1,000 MW gas-fired power plant located in East London, England; and a 50% ownership interest in Thames Valley Power Ltd., which owns a 14 MW gas-fired turbine located at Heathrow Airport.

     In addition to the foregoing existing ownership interests in FUCOs, EIH also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EIH undertakes to file an amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

     Other than Entergy, no person holds a 5% or more voting interest in EIH.


Item 2. Domestic Associate Public-Utility Companies of EIH and their Relationship to EIH.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EIH: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EIH.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY CORPORATION



                                   By:  /s/William J. Regan, Jr.
                                       -------------------------
                                          William J. Regan, Jr.
                                     Vice President and Treasurer



Dated:    October 15, 1997